Exhibit 99.1

25 JULY 2014
ASX Release:
MOKO SOCIAL MEDIA
LIMITED

ABN 35 111 082 485
ASX: MKB

T: +61 2 9299 9690
CHAIRMAN’S QUARTERLY REVIEW JUNE 2014	F: +61 2 9299 9629
Suite 4 Level 9
HIGHLIGHTS:	341 George Street
Sydney, NSW 2000
Australia

MOKO completes its Nasdaq listing on June 27th and as at July 31st, now has approx. A$16 million in cash to execute our business plans.	MOKOsocialmedia.com contact@MOKO.mobi

REC*IT now in roll-out phase with over 750 colleges now deployed on the App ready for the start of the new US school year in September.

BlueNationReview.com (BNR) reaches 3.8 million unique users and over 5 million unique page views. RunHaven.com also grows significantly and reaches 1.1 million unique visitors in June.

New mobile App initiatives for BNR and VOYCIT, including a new complementary user-generated political community App.

Dear Shareholders,

The 2014 financial year has seen your Company achieve a number of key milestones. We set specific objectives for the twelve months, including the concentration on building a customized mobile social advertising business in the US, relocating our CEO to the US and starting to build our US team, and finally to list on NASDAQ, accompanied with an US capital raise.

I am delighted to report that we have achieved all of these objectives, culminating with the NASDAQ listing on 27 June, 2014. However, whilst we all appreciate the significance of listing on what is arguably the most important stock exchange in the world for a technology company, it was immediately back to work because the job of building the customized mobile social advertising business has only just begun, especially with the launch of our flagship REC*IT App to over 750 US colleges now only weeks away.

Strong progress has also been made with the development of our two other community Apps, namely Blue Nation Review that focuses on the followers of progressive politics in the US, and RunHaven that is aimed at the large community of middle to long distance runners in the US.

I will now report in more detail on our progress with our customized mobile social advertising business in the US.

REC*IT

The new college year commences in late August to early September and REC*IT has now entered the roll-out phase with the App now complete and customised across the whole university group – more than 750 colleges and this number is growing. We are initiating several, multi-layered marketing and distribution programs to ensure that REC*IT has the high exposure to the student audience. This will consist of a variety of digital and traditional marketing collateral, social media marketing and physical, on-the-ground marketing activities. Some of these items are shown in the graphics below:

The marketing campaigns will include product demonstrations on campuses, sweepstakes and competitions to encourage students to download the REC*IT App and set up their profile. As enthusiastic as we are around all these initiatives, we will still have to wait until the end of the December quarter to get a real indication on the adoption levels as well as advertising revenue traction. We recognize that the take up of the REC*IT App will not be immediate with various campus activities commencing at different times throughout the college year. First year students may be more likely to download the App than say final year students, so there is much to learn in terms of user behavior before we can start understanding the potential revenue stream.

Blue Nation Review and RunHaven

It is also pleasing to report that MOKO’s other initiatives, Blue Nation Review (BNR) and RunHaven are on track and performing above our initial expectations, with the development of the Blue Nation Review slightly in advance of RunHaven, which will have more functionality requiring a slightly longer development timetable.

We are launching a native App on both iOS and Android, for BNR (launching in early October) and we will also be launching a specific user-generated, complementary community App alongside BNR, called VOYCIT.

This will enable various political activists, politicians, lobby groups and especially individuals, to create their own groups, social circles and generate their own content and communicate with each other. VOYCIT (pronounced “voice-it”) will be ready for launch in the December quarter and will feature unique and exclusive content feeds from BNR, but will focus on the users themselves creating their own user-groups, sub-communities and will also feature groups set up by sitting members and candidates for local, state and federal government.

In May, we commenced the process of building a user base for BNR and RunHaven by opening facebook pages and then transporting visitors to our mobile web sites, Bluenationreview.com and Runhaven.com. Since May, BNR has seen over 7 million unique visitors, (3.8 million in June alone), and over 11 million unique page views. The associated facebook pages have attracted significant engagement and “Likes”. For example, 315,000 “Likes” for ProgAmerica and over 61,000 “Likes” for BNR. To put this in perspective, one of Australia’s popular news/media brands on facebook, Sydney Morning Herald has 192,000 “Likes” and one of America’s more established political news brands, POLTICO, has just over 400,000 “Likes”. RunHaven.com has also grown significantly and reached 1.1 million unique users in June, with an App in development and on track for launch in late October.

We are yet to understand just how these statistics will manifest themselves in advertising revenue for the Company, but they are already proving important in building brand awareness with advertisers, political campaigns, Super PACs and a variety of other media engagement. These will help us build the value around our suite of products and assist our goal to attract higher advertising rates.

FINANCIAL SUMMARY

In the June quarter we also recognised costs relating to the capital raise that accompanied the Nasdaq listing and also the initial advertising and marketing costs associated with the roll out of REC*IT and the promotion of Blue Nation Review and RunHaven.

Your Company is well positioned and has the capital to implement its current plans for the next twelve months, however we must caution shareholders and investors that we still need to execute on our business initiatives in terms of deployment and then establishing a steady income stream.

We still have the task of building our profile, especially in the US capital markets, and we recognize it is one thing to have an exciting set of opportunities, but it is another to convert these into strong revenue streams. These are our main objectives for the coming twelve months. Therefore we cannot provide any forecasts or revenue guidance until we establish an appropriate track record over consecutive quarters into 2015.

And finally, on behalf of the Board, I want to thank all our people for their contribution to helping deliver to shareholders what we promised to achieve twelve months ago, and look forward to greater achievements throughout the coming year.

Greg McCann

Chairman

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

Special Note on Forward-Looking Statements

This press release contains information that may constitute forward-looking statements and uses forward-looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the Nasdaq Global Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ materially from information contained in the forward-looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management.

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

Appendix 4C

Quarterly report

for entities admitted

on the basis of commitments

Name of entity

MOKO SOCIAL MEDIA LIMITED

ABN	Quarter ended (“current quarter”)

31 111 082 485	30 JUN 2014

Consolidated statement of cash flows

		Current	Year to date
		quarter	(12 months)
Cash flows related to operating activities		$A’000	$A’000

1.1	Receipts from customers	1,910	9,263

1.2	Payments for

	(a) staff costs	(1,431)	(3,749)
	(b) advertising and marketing	(248)	(883)
	(c) research & development	-	-
	(d) other working capital	(3,361)	(12,872)
	(e) other	-	-

1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature	8	24
	received	-	-
1.5	Interest and other costs of finance paid	(13)	(35)
1.6	Income taxes received/(paid)	-	1,083
1.7	Other (R&D grant received)	23	173

	Net operating cash flows	(3,112)	(6,996)

+ See chapter 19 for defined terms.

17/12/2010	Appendix 4C Page 1

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

		Current	Year to date
		quarter	(12 months)
		$A’000	$A’000
1.8	Net operating cash flows (carried forward)	(3,112)	(6,996)

	Cash flows related to investing activities

1.9	Payment for acquisition of:
	(a) businesses (item 5)	-	(444)
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(18)	(62)
	(e) other non-current assets	-	-

1.10	Proceeds from disposal of:
	(a) businesses (item 5)	-	(231)
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
	(f) cash acquired on acquisition	-	37

1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (payment for product development cost)	-	-

	Net investing cash flows	(18)	(700)

1.14	Total operating and investing cash flows	(3,129)	(7,695)

	Cash flows related to financing activities

1.15	Proceeds from issues of shares, options, etc (net)	10,034	16,270
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	(1,118)
1.19	Dividends paid	-	-
1.20	Other	-	-

	Net financing cash flows	10,034	15,152

	Net increase/ (decrease) in cash held	6,904	7,456

1.21	Cash at beginning of quarter/year to date	3,063	2,519
1.22	Exchange rate adjustments to item 1.21	(17)	(25)

1.23	Cash at end of quarter	9,950	9,950

+ See chapter 19 for defined terms.

Appendix 4C Page 2	17/12/2010

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter
		$A’000

1.24	Aggregate amount of payments to the parties included in item 1.2	275

1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26	Explanation necessary for an understanding of the transactions

1.24
- Directors’ and associates’ remuneration	275
- Services provided by Directors’ related entities	-

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2	Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available	Amount used
		$A’000	$A’000

3.1	Loan facilities	-	-

3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

17/12/2010	Appendix 4C Page 3

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.

		Current quarter	Previous quarter
		$A’000	$A’000

4.1	Cash on hand and at bank	9,950	3,063

4.2	Deposits at call	-	-

4.3	Bank overdraft	-	-

4.4	Other (provide details)	-	-

	Total: cash at end of quarter (item 1.23)	9,950	3,063

Acquisitions and disposals of business entities

		Acquisitions	Disposals
		(Item 1.9(a))	(Item 1.10(a))

5.1	Name of entity

5.2	Place of incorporation or registration

5.3	Consideration for acquisition or disposal

5.4	Total net/ (deficiency) assets

5.5	Nature of business

Compliance statement

1	This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.
2	This statement does give a true and fair view of the matters disclosed.

Sign here:		Date: 25 Jul 2014
Company Secretary

Print name: Andrew Bursill

+ See chapter 19 for defined terms.

Appendix 4C Page 4	17/12/2010